Exhibit (d)(11)
August 12, 2010
Alastair Short
4209 Technology Drive
Fremont, CA 94538
Dear Alastair:
Congratulations and welcome to the Dell Team! We are pleased to describe below certain terms and conditions of your employment with Dell, which will become effective the day after the closing (“Closing Date”) of Dell Products L.P.’s acquisition of 3PAR, Inc. (“3PAR”).
Compensation You will be paid bi-weekly in the amount of $10,000.00 (normally annualizing to $260,000.00), and your title will be Executive Director, Legal. You will report to Americas Legal VP (TBD), and your job grade will be D3. Upon agreement, you will be paid via automatic direct deposit into an account with the bank of your choice, per Dell policy. Direct Deposit is required, except where prohibited by state law. For more information on direct deposit, please refer to the detailed information which will be provided at orientation.
Short Term Incentive Plan Your current year 3PAR bonus will be paid in February, at the end of Dell’s FY11, based on the 3PAR bonus accrual rate on the Closing Date. Your current year 3PAR bonus will be prorated for the portion of the bonus plan year completed on February 1st, 2011 and is subject to the terms and conditions of the 3PAR Bonus plan.
You will be eligible to participate in Dell’s Incentive Bonus Plan, beginning February 1, 2011, which is the beginning of the Dell FY12 fiscal year. Your bonus target level under Dell’s Incentive Bonus Plan for Dell’s FY12 will be 40% of your annual salary. Your actual annual incentive bonus may vary, depending upon the company’s financial results and attainment of strategic corporate initiatives, as well as your own performance. Dell reserves the right to vary the terms and amount of your bonus, including your bonus target level, depending these factors. The terms of the Dell Incentive Bonus Plan are subject to annual re-evaluation and modification by Dell’s Board of Directors.
Long Term Incentive All of your unvested 3PAR equity awards as of the date of close will be converted to Dell awards with the same terms and conditions per the terms of your 3PAR equity award agreements and the Dell-3PAR merger agreement. This includes vesting schedule, remaining option term, type of award, etc. As noted in the attached Total Compensation Statement, any unvested portion of these awards will vest (1) on February 1, 2012, if you continue to be employed through that date, or (2) if earlier, on a termination of your employment by Dell not for cause or by you for “good reason” as modified by the amendment to your Management Retention Agreement (a “qualifying termination”).
Transition Cash Award In addition, you will be eligible for a Transition Cash Award of $520,000.00. This award will be paid in cash within 30 days after the end of FY12 (February 2012) assuming you remain employed with Dell at that time subject to your execution of a general release of claims prior to the payment date. This award will supersede your entitlement to cash severance pay under your Employment Agreement or Management Retention Agreement, as applicable. As noted in the attached Total Compensation Statement, if your employment terminates in a qualifying termination before February 1, 2012, the cash award will be paid to you at that time.

Benefits Dell offers a variety of benefits to assist you and your family, including time away from work, health care plans, and capital accumulation programs. You will receive a summary description of your benefits and options, as well as additional benefits information at orientation. For avoidance of doubt, on any termination (whether by you or by Dell, but other than by Dell for cause) after February 1, 2012, or on a qualifying termination prior to February 1, 2012, you would be entitled to continued medical benefits as provided in your Management Retention Agreement.
We confirm that, in the event that you decide to relocate to the New York City metropolitan area, we would permit you to work remotely provided that 10 working days per month will be spent either in Dell’s Austin office or 3PAR’s Fremont office, as Americas Legal VP reasonably directs. In each case, you acknowledge that this arrangement will be subject to customary business travel on behalf of Dell. We agree to reimburse your business expenses properly incurred under Dell’s expense reimbursement policy in connection with this arrangement, upon proper documentation, up to a maximum reimbursement of $2,000 per month.
Additional Important Information Your employment and the continuation of your employment with Dell are contingent on the following:
•	successful completion of all aspects of the candidate application process, which includes passing a pre-employment background check;
•	the return, no later than August 13, 2010, of signed copies of this letter, the Employment Agreement, and the Assumption and Acknowledgement Agreement;
•	the return, by the Closing Date, of and all other documents provided at the Dell Orientation Session;
•	successful completion of the export licensing review process, including the return of a signed Export Licensing Information Form and, if necessary, Dell’s receipt of a valid export license from the Department of Commerce; and
•	closure of the acquisition of 3PAR by Dell.
“At Will” Employment For your benefit and Dell’s, your employment with Dell will be “at will,” meaning that it can be terminated by you or by Dell at any time, with or without cause or advance notice. By accepting employment and the continuation of your employment with Dell, you agree that no contrary representation has been made to you. This “at will” employment relationship will remain in effect for the duration of your employment and can only be modified by an express written contract for a specified term, signed by you and the Chairman, CEO or President of Dell. It may not be modified or altered by any oral or implied agreement. This letter, your Employment Agreement, and your Management Retention Agreement (as amended), constitute our entire agreement regarding the term of your employment and supersede and replace any other agreements regarding term of employment, severance obligations, change in control, or other similar or related provisions.
Acceptance To accept, these terms and conditions, please sign and return this original letter and retain the attached copy for your records. We would like to request that you keep the information included in this letter confidential. We are pleased to welcome you to Dell. Should you have any questions, or would simply like further information, please do not hesitate to call me.
Sincerely,

Craig Briscoe
Vice President, Global Compensation and Benefits
Dell Human Resources

I agree that my employment and the continuation of my employment with Dell shall be subject to the terms and conditions described above:

Signed:	/s/ Alastair Short

Date:	August 13, 2010

Exempt CR RR 3PAR_Transition.docx 23251560v1 Short — Offer Letter.doc Effective Date of New Package Day 1 Compensation: Current Proposed Base Salary $250,000 $260,000 Base Salary Change 4% Annual Target Bonus (1) Target Bonus % 45% 40% Target Bonus $112,500 $104,000 Target Cash Compensation $362,500 $364,000 Cash Compensation Change 0% Initial 3PAR “Conversion” Awards Projected Unvested 3PAR LTI Value at Close (2) $1,891,350 Special Transition Award Value Total Special Retention Award Value (Cash Award) (3) $520,000 Grant Date (Award vests and pays out on February 1, 2012) Day 1 As an executive, you are entitled to an additional suite of benefits including: Voluntary Nonqualified Executive Compensation Plan Annual wellness exam for executive and spouse to Cooper Clinic or Austin Heart Hospital Group preferred rates for Supplemental Executive Long-Term Disability Insurance (3) Award grant requires acceptance of the modified Management Retention Agreements. Award will pay out if individual is terminated not for Cause or by executive for modified “Good Reason” definition before the end of the vesting term. Award replaces existing contractual severance value of $260,000 (100% of salary). Alastair Short Executive Director, Legal Total Compensation Statement Overview of Proposed Dell Compensation Package (1) Your actual incentive bonus may vary, depending upon the company’s financial results and attainment of strategic corporate initiatives, as well as your own performance. The terms of the Dell Incentive Bonus Plan are subject to annual re-evaluation and modification by Dell’s Board of Directors. (2) Unvested 3PAR LTI Value assumes September 16 deal close, later close may result in smaller unvested amount. All unvested 3PAR awards at close will be converted per the Dell-3PAR merger agreement to “like” Dell awards with similar chararacteristic (vesting, termination provisions, etc). Any unvested awards as of February 1, 2012 will vest autromatically assuming continued employment. Involuntary termination not for cause or termination for modified “good reason” will result in full award acceleration.